Steven N. Bronson
2751 Queens Garden Court
Westlake Village, CA 91361

April 8, 2016

4Net Software, Inc.
31248 Oak Crest Drive, Suite 110
Westlake Village, California 91361
Attn: Board of Directors of 4Net Software Inc.

Dear Sirs,

Effective April 8, 2016 I am resigning as the Chairman of the Board, President, and Chief Executive Officer of 4net Software Inc.

Sincerely,

Steven N. Bronson